                                                              Page 1 of 14 Pages
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               Schuler Homes, Inc.
                               -------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   808188106
                                   ---------
                                 (CUSIP Number)

                  Thomas Connelly                              Michael D. Weiner
                c/o WPH-Schuler, LLC                 c/o Apollo Real Estate Management, L.P.
         300 Continental Blvd., Suite 390                   1999 Avenue of the Stars
           El Segundo, California 90245                      Los Angeles, CA 90067
                  (310) 648-7200                                  (310)201-4122


                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  April 3, 2001
                                  -------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

================================================================================

-----------------------------                      -----------------------------
CUSIP No. 808188106                    13D           Page 2 of 14 Pages
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Apollo Real Estate Investment Fund, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)      (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                     OO(2)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                   -0-(3)
  NUMBER OF SHARES     ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY                     10,433,828(3)(4)
        EACH           ---------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
     PERSON WITH                   -0-(3)
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                   -0-(3)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         10,433,828(3)(4)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         51.7%(3)(4)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         PN
--------------------------------------------------------------------------------


(1). The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See items 4-6.

(2).  No funds were used by the Reporting Person to purchase shares.
      See Item 3.

(3).  See Items 4-6.

(4). Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

-----------------------------                      -----------------------------
CUSIP No. 808188106                    13D           Page 3 of 14 Pages
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Apollo Real Estate Advisors, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)      (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                     OO(2)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                   -0-(3)
  NUMBER OF SHARES     ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY                     10,433,828(3)(4)
        EACH           ---------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
     PERSON WITH                   -0-(3)
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                   -0-(3)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         10,433,828(3)(4)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         51.7%(3)(4)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         PN
--------------------------------------------------------------------------------


(1). The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See items 4-6.

(2).  No funds were used by the Reporting Person to purchase shares.
      See Item 3.

(3).  See Items 4-6.

(4). Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

-----------------------------                      -----------------------------
CUSIP No. 808188106                    13D           Page 4 of 14 Pages
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Blackacre WPH, LLC(1)
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(2)      (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       OO(3)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                   -0-(4)
  NUMBER OF SHARES     ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY                     10,433,828(4)(5)
        EACH           ---------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
     PERSON WITH                   -0-(4)
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                   -0-(4)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         10,433,828(4)(5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         51.7%(4)(5)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         OO
--------------------------------------------------------------------------------


(1). Stephen Feinberg, through one or more intermediate entities, exercises sole voting and dispositive power over all securities held by Blackacre WPH, LLC.

(2). The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See items 4-6.

(3).  No funds were used by the Reporting Person to purchase shares.
      See Item 3.

(4).  See Items 4-6.

(5). Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

-----------------------------                      -----------------------------
CUSIP No. 808188106                    13D           Page 5 of 14 Pages
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Highridge Pacific Housing Investors, L.P.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)      (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                     OO(2)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       California
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                   -0-(3)
  NUMBER OF SHARES     ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY                     10,433,828(3)(4)
        EACH           ---------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
     PERSON WITH                   -0-(3)
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                   -0-(3)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         10,433,828(3)(4)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         51.7%(3)(4)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         PN
--------------------------------------------------------------------------------


(1). The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See items 4-6.

(2).  No funds were used by the Reporting Person to purchase shares.
      See Item 3.

(3).  See Items 4-6.

(4). Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

-----------------------------                      -----------------------------
CUSIP No. 808188106                    13D           Page 6 of 14 Pages
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       WPH Acquisitions, Inc.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)      (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       OO(2)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       California
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                   -0-(3)
  NUMBER OF SHARES     ---------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
      OWNED BY                     10,433,828(3)(4)
        EACH           ---------------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
     PERSON WITH                   -0-(3)
                       ---------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                   -0-(3)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         10,433,828(3)(4)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         51.7%(3)(4)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         CO
--------------------------------------------------------------------------------


(1). The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See items 4-6.

(2).  No funds were used by the Reporting Person to purchase shares.
      See Item 3.

(3).  See Items 4-6.

(4). Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

-----------------------------                      -----------------------------
CUSIP No. 808188106                    13D           Page 7 of 14 Pages
-----------------------------                      -----------------------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          WPH-Schuler LLC
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1)      (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3        SEC USE ONLY
--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
                       OO(2)
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7     SOLE VOTING POWER
    BENEFICIALLY                   -0-(3)
      OWNED BY         ---------------------------------------------------------
        EACH             8     SHARED VOTING POWER
      REPORTING                    10,433,828(3)(4)
     PERSON WITH       ---------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER
                                   -0-(3)
                       ---------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                   -0-(3)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         10,433,828(3)(4)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         51.7%(3)(4)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
                         OO
--------------------------------------------------------------------------------


(1). The Reporting Person may be deemed to be a member of a "group" together with the other Reporting Persons and persons other than the Reporting Persons. See items 4-6.

(2).  No funds were used by the Reporting Person to purchase shares.
      See Item 3.

(3).  See Items 4-6.

(4). Refers to Class A common stock owned beneficially by persons other than the Reporting Persons.

                                                             Page 8 of 14 Pages

         Each of the responses to Items 1 through 6 of this Schedule is incorporated by reference into the response to each other Item.

         ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Class A common stock of Schuler Homes, Inc. ("Schuler Homes" or the "Company"). As described in Item 4 of this Schedule13D, Schuler Homes is a new company created to combine the businesses of its predecessor, the company formerly known as Schuler Homes, Inc. and now named Schuler Residential, Inc., ("Old Schuler Homes") and the three entities known collectively as Western Pacific Housing ("Western Pacific"). The principal executive offices of Schuler Homes are located at 828 Fort Street Mall, Fourth Floor, Honolulu, Hawaii 96813.

         ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This Schedule 13D is being filed jointly on behalf of Apollo Real Estate Investment Fund, L.P. ("AREIF"), Apollo Real Estate Advisors, L.P. ("AREA" and together with AREIF, "Apollo"), Blackacre WPH, LLC ("Blackacre"), Highridge Pacific Housing Investors, L.P. ("Highridge
Pacific") WPH Acquisitions, Inc. ("WPH Acquisitions" and together with Highridge Pacific, "Highridge") and WPH-Schuler, LLC ("WPH-Schuler"), (Apollo, Blackacre, Highridge and WPH-Schuler collectively, the "Reporting Persons").

         The Reporting Persons are jointly filing this Statement to the extent that they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with James K. Schuler, individually and as sole trustee of each of the James K. Schuler 1998 Qualified Annuity Trust (the "Annuity Trust") and the James K. Schuler Revocable Living Trust (the "Revocable Trust") and The James and Patricia Schuler Foundation (the "Foundation," and together with Mr. Schuler, the Annuity Trust and the Revocable Trust, the "Schuler Persons") as a result of their agreement to vote securities of Schuler Homes held by them pursuant to the terms of a stockholders agreement dated April 3, 2001 (the "Stockholders Agreement") to which the Reporting Persons, the Foundation and Mr. Schuler as sole trustee of the Annuity Trust and the Revocable Trust are parties, as more fully discussed in Item 6. A joint filing agreement among the Reporting Persons is attached hereto as EXHIBIT 1.

         Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A common stock of the issuer held by the Schuler Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A common stock deemed beneficially owned by each of the other Reporting Persons.

         Information contained herein respecting each Reporting Person is furnished solely by such Reporting Person and each other Reporting Person expressly disclaims any responsibility as to the accuracy or completeness of such information.

         All information contained in this Schedule relating to the Schuler Persons has been derived from the Registration Statement on Form S-4 of Schuler Homes, Inc., as amended (File No. 333-48872) and the prospectus included therein. On April 12, 2001 the Schuler Persons jointly filed a
Schedule 13D with respect to the shares of Class A common stock of the issuer that are subject to the Stockholders Agreement described below in Items 4 and 6; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Schuler Persons.

         AREIF is a Delaware limited partnership principally engaged in the business of investment in real estate related interests. The managing general partner of AREIF is Apollo Real Estate Advisors, L.P., a Delaware limited partnership ("AREA"). AREA is principally engaged in the business of serving as managing general partner of AREIF. The general partner of AREA is Apollo Real Estate Management, Inc., a Delaware corporation ("AREM"). AREM serves as the general partner of AREA and manages its day-to-day operations. The address of the principal offices of AREIF, AREA and AREM is Two Manhattanville Road, Purchase, New York 10577.

         Blackacre is a Delaware limited liability company that is principally a holding company formed to hold a membership interest in WPH-Schuler. Stephen A. Feinberg, through one or more intermediate entities, exercises sole voting and dispositive power over all securities held by Blackacre. Mr. Feinberg, individually and through various entities, is engaged in the investment in property of various kinds and description, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities and interests of whatever kind and nature. The address of the principal offices of Blackacre and Mr. Feinberg is 450 Park Avenue, 28th Floor, New York, New York 10022.

         Highridge Pacific is a California limited partnership principally engaged in owning a membership interest in WPH-Schuler. The general partner of Highridge Pacific is WPH Acquisitions, a California corporation. WPH Acquisitions is principally engaged in the business of serving as general partner of Highridge Pacific. John Long and Steven A. Berlinger are the only two stockholders of WPH Acquisitions. Mr. Berlinger's principal occupation is owning and managing real estate investment entities. Mr. Long's principal occupation is owning and managing real estate investment entities. The limited partners of Highridge Pacific include MJL Associates, L.P., a California limited partnership ("MJL Associates"), SAB Associates, L.P., a California limited partnership ("SAB Associates"), DEM Associates, L.P., a California limited partnership ("DEM Associates") and Craig Manchester. Mr. Berlinger beneficially owns SAB Associates. Mr. Long beneficially owns MJL Associates. Eugene Rosenfeld, the Co-Chairman of the Board of Directors of Schuler Homes, beneficially owns DEM Associates. Mr. Manchester is the Executive Vice President and Chief Operating Officer of Schuler Homes. The address for the principal offices of Highridge, SAB Associates, DEM Associates, MJL Associates, Mr. Berlinger, Mr. Long , Mr. Rosenfeld, and Mr. Manchester is 300 Continental Blvd., El Segundo, California 90245.

                                                             Page 9 of 14 Pages

         WPH-Schuler is a Delaware limited liability company formed principally to hold the Class B common stock of Schuler Homes issued to the owners of Western Pacific Housing in the combination of the businesses of Western Pacific and Old Schuler Homes, as described in Item 3. The address of its principal office is 300 Continental Blvd., El Segundo, California 90245. AREIF, Blackacre and Highridge Pacific are all members of WPH-Schuler. The managing members of WPH-Schuler are AP WP Corporation, a Delaware corporation ("AP WP Corporation"), and ESR Housing, Inc., a Delaware corporation ("ESR Housing"). AP WP Corporation is primarily engaged in the business of serving as a managing member of WPH-Schuler. All of the stock of AP WP Corporation is owned by AREA and AREIF. The address of AP WP Corporation is c/o Apollo Real Estate Management, Inc., Two Manhattanville Road, Purchase, New York 10577. ESR Housing is primarily engaged in the business of serving as a managing member of WPH-Schuler. Eugene Rosenfeld is the sole stockholder of ESR Housing. The address of ESR Housing is 300 Continental Blvd., El Segundo, California 90245.

         At the time of the execution of the reorganization agreement governing the reorganization between Western Pacific and Old Schuler Homes (as described in Item 3), the managing members of WPH-Schuler were AP Western GP Corporation, an entity affiliated with Apollo, and LAMCO Housing, Inc., an entity affiliated with Highridge. Subsequent to the execution of the reorganization agreement but prior to the completion of the reorganization, the operating agreement of WPH-Schuler was amended to substitute AP WP Corporation for AP Western GP Corporation and ESR Housing for LAMCO Housing, Inc., and to allow for the withdrawal from WPH-Schuler of AP WP Partners, L.P. and API-LHI, Inc.

         Attached as Schedule I to this Schedule 13D, and incorporated by reference into this Item 2, is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

         (d) During the past five (5) years, none of the Reporting Persons, AREM, Mr. Feinberg, Mr. Berlinger, Mr. Long, Mr. Rosenfeld, Mr. Manchester, SAB Associates, MJL Associates, DEM Associates, AP WP Corporation, ESR Housing nor, to the knowledge of the Reporting Persons, any of the persons or entities referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five (5) years, none of the Reporting Persons, AREM, Mr. Feinberg, Mr. Berlinger, Mr. Long, Mr. Rosenfeld, Mr. Manchester, SAB Associates, MJL Associates, DEM Associates, AP WP Corporation, ESR Housing nor, to the knowledge of the Reporting Persons, any of the persons or entities referred to in Schedule I,

                                                             Page 10 of 14 Pages

has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of Mr. Feinberg, Mr. Berlinger, Mr. Long, Mr. Rosenfeld, and Mr. Manchester is a citizen of the United States. To the knowledge of the Reporting Persons, each natural person listed in Schedule I is a citizen of the United States.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 12, 2000, Old Schuler Homes and Western Pacific entered into an agreement and plan of reorganization. Pursuant to the reorganization agreement, on April 2, 2001, Old Schuler Homes merged with a wholly owned subsidiary of Schuler Homes (then known as Schuler Holdings, Inc.). Schuler Holdings, Inc. was formed to own the businesses of Old Schuler Homes and Western Pacific. In the merger, the stockholders of Old Schuler Homes, which included the Schuler Persons and each executive officer and director of the Schuler Foundation, received one share of Class A common stock of the new Schuler Homes for each share of Old Schuler Homes common stock they held. As a result of the merger, Old Schuler Homes became a wholly owned subsidiary of the new Schuler Homes and changes its name to Schuler Residential, Inc.

         On April 3, 2001, Schuler Homes acquired all of the ownership interests in the two limited partnerships and one limited liability company that constituted Western Pacific. In exchange for these interests, Schuler Homes issued to WPH-Schuler and one of Western Pacific's lenders an aggregate of 20,166,430 shares of Schuler Homes Class B common stock. This number of shares was equal to the number of shares of Class A common stock issued to the Old Schuler Homes stockholders in the merger.

         ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the reorganization was the combination of the businesses of Old Schuler Homes and Western Pacific. At the time the reorganization was completed, the Reporting Persons and the Schuler Persons entered into the Stockholders Agreement to induce the parties to the reorganization agreement to complete the reorganization and set forth certain understandings between the Reporting Persons and the Schuler Persons regarding the common stock of Schuler Homes.

         Eugene Rosenfeld, who is an executive officer of WPH Acquisitions and the beneficial owner of a limited partnership that is a limited partner of Highridge Pacific, is the Co-Chairman of the Board of the Company.

         Ricardo Koenigsberger and Lee Neibart, each of whom is a limited partner in AREA, are directors of the Company. Mr. Koenigsberger and Mr. Neibart disclaim beneficial ownership of the common stock beneficially owned by the Reporting Persons.

         Arnold Rosenstein is also a director of the Company. Mr. Rosenstein is currently the chairman of the board of directors of Meadowbrook Golf Group, Inc., a company in which AREIF is a major investor.

         For further information regarding the transaction, see the response to Item 6 of this Schedule. Except as disclosed above and in Item 6 of this Schedule, the Reporting Persons presently have no plans or proposals relating to any items required to be disclosed pursuant to Item 4. The Reporting Persons, however, routinely review their respective holdings in companies in which they invest, including the Company. Subject to the terms, including restrictions on sale, of the agreements discussed in Item 6, each Reporting Person reserves its right (i) to sell or dispose of its respective holdings in the Company, and to seek amendments or waivers to the Stockholders agreement that would allow it to do the foregoing, or (ii) to make additional investments in the Company, from time to time as market conditions permit. Further, subject to restrictions set forth in the Stockholders Agreement, Class B common stock beneficially owned by a Reporting Person may be pledged in the ordinary course of business to secure obligations of such Reporting Person under the credit facilities of such Reporting Person.

                                                             Page 11 of 14 Pages

         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Persons own 18,754,727 shares of Class B common stock, which is directly held by WPH-Schuler. The Reporting Persons do not hold or have a pecuniary interest in any Class A common stock. The Reporting Persons are filing this Schedule because they may be deemed to be beneficial owners of the Class A shares held by the Schuler Persons by virtue of the Stockholders Agreement described in Items 4 and 6. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A common stock of the issuer held by the Schuler Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A common stock deemed beneficially owned by each of the other Reporting Persons.

APOLLO

Because it may be deemed to be part of a group within the meaning of Section 13(d)(3) as discussed in Item 2, Apollo may be deemed to have beneficial ownership of 10,433,828 shares of Class A common stock or approximately 51.7% of the outstanding shares of the Class A common stock as of April 3, 2001. Such shares include 10,433,828 shares over which one or more of the Schuler Persons shares the power to vote or direct the vote and 10,433,828 shares over which one or more of the Schuler Persons has sole investment power. Apollo has no dispositive power over these shares. Apollo shares voting power of these shares with Blackacre, Highridge, WPH-Schuler and the Schuler Persons pursuant to the Stockholders Agreement described in Item 4 above and
Item 6 below.

BLACKACRE

Because Blackacre may be deemed to be part of a group within the meaning of
Section 13(d)(3) as discussed in Item 2, Stephen Feinberg may be deemed to have beneficial ownership of 10,433,828 shares of Class A common stock or approximately 51.7% of the outstanding shares of the Class A common stock as of April 3, 2001. Such shares include 10,433,828 shares over which one or more of the Schuler Persons shares the power to vote or direct the vote and 10,433,828 shares over which one or more of the Schuler Persons has sole investment power. Mr. Feinberg and Blackacre have no dispositive power over these shares. Blackacre, through Mr. Feinberg, shares voting power of these shares with AREIF, Highridge, WPH-Schuler and the Schuler Persons pursuant to the Stockholders Agreement described in Item 4 above and Item 6 below.

HIGHRIDGE

Because it may be deemed to be part of a group within the meaning of Section 13(d)(3) as discussed in Item 2, Highridge may be deemed to have beneficial ownership of 10,433,828 shares of Class A common stock or approximately 51.7% of the outstanding shares of the Class A common stock as of April 3, 2001. Such shares include 10,433,828 shares over which one or more of the Schuler Persons shares the power to vote or direct the vote and 10,433,828 shares over which one or more of the Schuler Persons has sole investment power. Highridge has no dispositive power over these shares. Highridge shares voting power of these shares with AREIF, Blackacre, WPH-Schuler and the Schuler Persons pursuant to the Stockholders Agreement described in Item 4 above and
Item 6 below.

WPH-SCHULER

Because it may be deemed to be part of a group within the meaning of Section 13(d)(3) as discussed in Item 2, WPH-Schuler may be deemed to have beneficial ownership of 10,433,828 shares of Class A common stock or approximately 51.7% of the outstanding shares of the Class A common stock as of April 3, 2001. Such shares include 10,433,828 shares over which one or more of the Schuler Persons shares the power to vote or direct the vote and 10,433,828 shares over which one or more of the Schuler Persons has sole investment power. WPH-Schuler has no dispositive power over these shares. WPH-Schuler shares voting power of these shares with AREIF, Blackacre, Highridge, and the Schuler Persons pursuant to the Stockholders Agreement described in Item 4 above and Item 6 below.

SCHULER PERSONS

Item 5 information for the Schuler Persons, who may be deemed members of the "group" but are not Reporting Persons (see Item 2) is as follows:

The number of shares of Class A common stock held and beneficially owned by the Schuler Persons is 10,433,828 or approximately 51.7% of the outstanding shares of Class A common stock as of April 3, 2001. Such shares include (i) 10,433,828 shares, over which James K. Schuler shares the power to vote or direct the vote and has sole investment power; (ii) 500,000 shares, or approximately 2.5% of the outstanding Class A shares, over which the Foundation shares the power to vote or direct the vote and has sole investment power; (iii) 9,619,793 shares, or approximately 47.7% of the outstanding Class A shares, over which the Revocable Trust shares the power to vote or direct the vote and has sole investment power; and (iv) 314,065 shares, or approximately 1.6% of the outstanding Class A shares, over which the Annuity Trust shares the power to vote or direct the vote and has sole investment power.

                                                             Page 12 of 14 Pages


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

1.       Rights of Class A and Class B Stock

         The Class B common stock issued to WPH-Schuler will be converted into Class A common stock on a 1-to-1 basis upon the election of the holder thereof or the sale to a person who was not a beneficial owner of Class B common stock immediately after the completion of the reorganization. The Company's certificate of incorporation and the Stockholders Agreement impose additional restrictions on the Reporting Persons in connection with converting or selling the Class B common stock which is or may be held by the Reporting Persons. The Class B common stock will be automatically converted into Class A common stock on a 1-to-1 basis upon the later to occur of (1) April 5, 2003 and (2) the date upon which less than 10 million shares of Class B stock are outstanding. An automatic conversion of Class B stock will not occur, however, if the Schuler Homes board of directors determines that an automatic conversion would result in a "Change of Control" or "Risk Event" under the senior note or subordinated note indentures of Old Schuler Homes.

         Holders of the Class A common stock, voting as a separate class, initially will be entitled to elect five of Schuler Homes' nine directors, and holders of the Class B common stock, voting as a separate class, initially will be entitled to elect four of the nine directors. If there are fewer than 14,000,000 shares of Class B common stock outstanding, holders of Class A common stock, voting as a separate class, will be entitled to elect six directors, and holders of Class B common stock, voting as a separate class, will be entitled to elect three directors. If and when only one class of common stock is outstanding, the holders will be entitled to elect the entire board of directors.

         The Class A common stock will have one vote per share and the Class B common stock will have 0.5 votes per share. The holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting as a separate class, must approve certain major events, including a merger, sale of substantially all assets or a liquidation. Other matters specified in Schuler Homes' certificate of incorporation require the approval of the holders of two-thirds of the Class A and Class B common stock, each voting as a separate class.

2.       The Stockholders Agreement

         Pursuant to the Stockholders Agreement, the Reporting Persons (AREA and WPH Acquisitions are not parties to the Agreement, however) have agreed not to convert, sell or dispose of Class B common stock or Class A common stock or acquire additional voting securities of the Company if such action would trigger a "Change of Control under the indenture for the 9% Senior Notes, due 2008 (the "Senior Notes"), or a "Risk Event" under the indenture for the 6.5% Convertible Subordinated Debentures, due 2003, of the former Schuler Homes. The Schuler Persons are subject to like restrictions on sales or dispositions of the Class A common stock under the Stockholders Agreement. In addition, WPH-Schuler and Apollo may not sell or dispose of more than 70% of the number of shares of Class B common stock initially allocated to Apollo under the WPH-Schuler Operating Agreement to a single person or related group, and the Schuler Persons may not sell or dispose of Class A common stock if that would reduce their beneficial ownership of Class A common stock to less than the lesser of (i) 70% of the number of shares of Class B common stock initially allocated to Apollo under the WPH-Schuler Operating Agreement and (ii) the number of shares of Class A or Class B common stock then beneficially owned by Apollo plus one share.

         The Stockholders Agreement provides, among other things, that following the automatic conversion of all Class B common stock into Class A common stock, any time during the term of the Stockholders Agreement that any of AREIF, Blackacre, Highridge Pacific or, collectively, the Schuler Persons, owns one-ninth or more of the total number of issued and outstanding shares of Class A common stock, such entity or person will be entitled to designate for nomination one member of the board of directors for each one-ninth of outstanding shares it owns. In addition, the parties agree that during the term of the agreement they will vote their Class A common stock in favor of the directors designated by the other parties to the agreement.

                                                             Page 13 of 14 Pages



         The Stockholders Agreement also provides that the Reporting Persons and Schuler Persons will not, with certain exceptions (including bona fide pledges), sell or dispose of Class A or Class B common stock during the period ending January 3, 2002. The Schuler Persons and the Company and its affiliates are also precluded from purchases and sales of Class A or Class B common stock for 30 trading days before and after April 3, 2002 and for 60 trading days before December 31, 2002 or 60 trading days before the date of the dissolution of WPH-Schuler. In addition, the Reporting Persons and the Schuler Persons agree in the Stockholders Agreement that, as long as WPH-Schuler remains in existence, and except pursuant to the Stockholders Agreement and the WPH-Schuler Operating Agreement, (i) the parties will not place any shares of Schuler Homes common stock beneficially owned by them into a voting trust or enter into a voting agreement with respect to those shares, (ii) the parties will not otherwise act in concert with any other person to acquire, hold, vote or dispose of such common stock, and (iii) the parties will not solicit proxies or participate in a solicitation in opposition to the recommendation of the majority of the directors of the Company on any matter.

         The Stockholders Agreement will remain in effect until the later of the date that the Senior Notes are no longer outstanding or April 3, 2006.

3.       WPH-Schuler Operating Agreement

         During the time WPH-Schuler holds Class B common stock, WPH-Schuler will elect the directors of Schuler Homes that it is entitled to elect pursuant to a vote of its members, pro rata based on the percentage interest of each member. Under the operating agreement of WPH-Schuler, each member shall have a percentage interest equal to the ratio that such member's capital investment bears to the total capital investment of all members at such point in time, which will vary according to, among other things, the fair market value of the Class B common stock at the time the percentage interest is calculated. Highridge Pacific will have no pecuniary interest in the Class B shares held by WPH-Schuler if the fair market value of the Class B common stock is less than $2.33 upon the liquidation of WPH-Schuler LLC. At market prices above this figure, Highridge Pacific will have a progressively larger pecuniary interest, and each of Apollo and Blackacre will have a progressively smaller pecuniary interest. WPH-Schuler will dissolve no later than April 5, 2003, and at the time of dissolution the common stock of Schuler Homes will be distributed to the members of WPH-Schuler.

         Under the terms of the WPH-Schuler operating agreement, after January 3, 2002, (i) AREIF may request WPH-Schuler to sell up to 9,400,000 shares of Class B common stock held by it and distribute the proceeds to AREIF, and may request additional shares be sold upon the occurrence of certain stock price conditions; (ii) Blackacre may request WPH-Schuler to sell up to 2,245,000 shares of Class B common stock held by it and distribute the proceeds to Blackacre, and may request additional shares be sold upon the occurrence of certain stock price conditions; and (iii) Highridge may request WPH-Schuler to sell up to 1,500,000 shares of Class B common stock held by it and distribute the proceeds to Highridge, and may request an additional 1,000,000 shares to be sold upon compliance with certain proceed deposit provisions of the agreement.

4.       Registration Rights Agreement

         Schuler Homes, certain of the Reporting Persons and the Schuler Persons also entered into a Registration Rights Agreement at the time the reorganization was completed. The Registration Rights Agreement grants the Reporting Persons certain registration rights with respect to the Schuler Homes common stock respectively owned by them, including rights to request registration of the common stock on demand to Schuler Homes. The Reporting Persons' registration rights cannot be exercised prior to January 3, 2002 unless the Stockholders Agreement is amended by the parties thereto or certain provisions of the Stockholders Agreement are waived by the Schuler Persons.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A common stock of the issuer held by the Schuler Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A common stock deemed beneficially owned by each of the other Reporting Persons.

                                                             Page 14 of 14 Pages

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1:  Joint Filing Agreement among the Reporting Persons

         Exhibit 2: Agreement and Plan of Reorganization, dated as of September 12, 2000, among Schuler Homes, Inc., Apollo Real Estate Investment Fund, L.P., Blackacre WPH, LLC, Highridge Pacific Housing Investors, L.P., AP WP Partners, L.P., AP Western GP Corporation, AP LHI, Inc., and Lamco Housing, Inc.

         Exhibit 3: Amendment to the Agreement and Plan of Reorganization, dated as of January 15, 2001, among Schuler Residential, Apollo Real Estate Investment Fund, L.P., Blackacre WPH, LLC, Highridge Pacific Housing Investors, L.P., AP WP Partners, L.P., AP Western GP Corporation, AP LHI, Inc., and Lamco Housing, Inc.

         Exhibit 4: Stockholders Agreement, dated as of April 3, 2001, by and among Schuler Homes, Inc., WPH-Schuler, LLC, Apollo Real Estate Investment Fund, L.P., Blackacre WPH, LLC, Highridge Pacific Housing Investors, L.P., The James and Patricia Schuler Foundation, and James K. Schuler, as sole trustee for the James K. Schuler Revocable Living Trust and the James K. Schuler 1998 Qualified Annuity Trust.

         Exhibit 5: Registration Rights Agreement dated as of April 3, 2001, by and among Schuler Homes, Inc., WPH-Schuler, LLC, Apollo Real Estate Investment Fund, L.P., Blackacre WPH, LLC, Highridge Pacific Housing Investors, L.P., The James and Patricia Schuler Foundation, and James K. Schuler, as sole trustee for the James K. Schuler Revocable Living Trust and the James K. Schuler 1998 Qualified Annuity Trust.

--------------------------

                                 SIGNATURE PAGE

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement on Schedule 13D with respect to such person is true, complete and correct.

Date: April  23, 2001


                                     APOLLO REAL ESTATE INVESTMENT FUND, L.P.

                                     By:  APOLLO REAL ESTATE
                                          ADVISORS, L.P.
                                          Its General Partner

                                          By:  APOLLO REAL ESTATE
                                               MANAGEMENT, INC.
                                               Its General Partner



                                          By:/s/ Michael D. Weiner
                                             ------------------------------
                                             Its Vice President


                                     APOLLO REAL ESTATE
                                     ADVISORS, L.P.

                                          By:  APOLLO REAL ESTATE
                                               MANAGEMENT, INC.
                                               Its General Partner



                                          By:/s/ Michael D. Weiner
                                             ------------------------------
                                             Its Vice President


                                     BLACKACRE WPH, LLC

                                     By:  /s/  Stephen A. Feinberg
                                          --------------------------------------
                                          Its Investment Manager


                                     HIGHRIDGE PACIFIC HOUSING INVESTORS, L.P.

                                     By:   WPH ACQUISITIONS, INC..
                                           Its General Partner


                                     By:  /s/  Steven A. Berlinger
                                          --------------------------------------
                                          Its CFO and Vice President


                                     WPH ACQUISITIONS, INC.

                                     By:  /s/  Steven A. Berlinger
                                          --------------------------------------
                                          Its CFO and Vice President


                                     WPH-SCHULER, LLC

                                     By:  ESR HOUSING, INC.
                                          Its Administrative Manager Member

                                     BY:  /s/ Thomas Connelly
                                          --------------------------------------
                                          Its Treasurer